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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              YURIE SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              YURIE SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   98871Q102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            JOHN J. MCDONNELL, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                               LANDOVER, MD 20785
                                 (301) 352-4600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   Copies to:
                         RICHARD A. STEINWURTZEL, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                   1001 PENNSYLVANIA AVENUE, N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7120

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Reindeer Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation ("Parent"), to purchase all of the Shares (as defined below) of Yurie Systems, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Yurie Systems, Inc. The address of the principal executive office of the Company is 8301 Professional Place, Landover, Maryland 20785. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock of the Company, par value $.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1/Schedule 13D dated April 30, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Parent and the Purchaser, relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $35 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1998, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto. The principal executive offices of each of Parent and the Purchaser are located at 600 Mountain Avenue, Murray Hill, New Jersey 07974.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 27, 1998 (the "Merger Agreement") among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to Parent's
Schedule 14D-1 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), the Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or any subsidiary of the Company, or owned by the Purchaser, Parent or any other subsidiary of Parent or held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in
Section 12 of the Offer to Purchase.

     Parent and the Purchaser entered into a Stockholders Agreement dated as of April 27, 1998 (the "Stockholders Agreement") with certain principal stockholders of the Company (the "Stockholders"), pursuant to which each Stockholder has agreed to tender into the Offer all the Shares that such Stockholder owns. These Shares represent more than a majority of the outstanding Shares (determined on a fully diluted basis) and, upon the tendering of these Shares, the Minimum Condition (as defined in the Offer to Purchase) will be satisfied. As of April 24, 1998, there were 17,766,200 Shares subject to the Stockholders Agreement, representing approximately 57% of the outstanding Shares on a fully diluted basis. Once the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company.

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ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of Parent's executive officers, directors or affiliates will be described in the Information Statement of the Company to be filed with the Commission (the "Information Statement"). Other such contracts, arrangements and understandings known to the Company are summarized in Section 12 of the Offer to Purchase and are incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement,when filed with the Commission as an amendment to this Schedule 14D-9, will be incorporated by reference herein.

     The information contained under the caption "Purpose of the Offer; The Merger Agreement; The Stockholders Agreement" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously approved the Offer, the Merger, the Merger Agreement and the Stockholders Agreement and the transactions contemplated thereby and determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders. The Board of Directors unanimously recommends that stockholders accept the Offer and tender their Shares to the Purchaser, and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company. This recommendation is based in part upon an opinion of BT Alex. Brown Incorporated ("BT Alex. Brown") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made, and the scope of the review undertaken by BT Alex. Brown in rendering its opinion. The full text of the opinion of BT Alex. Brown is attached hereto as Annex A to this
Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read such opinion of BT Alex. Brown in its entirety.

     As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived). Stockholders of the Company that beneficially own approximately 57% of the Shares on a fully diluted basis have agreed with Parent in the Stockholders Agreement to tender their Shares in the Offer, thereby assuring that the Minimum Condition will be satisfied. Once the Minimum Condition is satisfied and Purchaser accepts for payment Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company.

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Parent, the Purchaser and the Company have agreed to use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the

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other transactions contemplated by the Merger Agreement and the Stockholders
Agreement. If the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on May 28, 1998, unless the Purchaser extends the period of time for which the Offer is open. Unless at the scheduled expiration date of the Offer any of the conditions to the Offer shall not be satisfied or waived, or an extension of the Offer shall be required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any applicable law, the Purchaser may not extend the Offer by more than 10 business days beyond the latest expiration date otherwise permitted pursuant to the preceding part of this sentence, and the Purchaser may make such extension only if at the scheduled expiration date of the Offer there shall not have been tendered at least 90% of the outstanding Shares. A copy of the press release issued by Parent on April 27, 1998 announcing the Merger and the Offer is filed as Exhibit
(a)(8) to Parent's Schedule 14D-1 and is incorporated herein by reference in its entirety.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

BACKGROUND OF THE OFFER.

     In August 1997, the Company and Parent entered into a private-label agreement (the "OEM Agreement"), under which the Company granted Parent the non-exclusive right to resell the Company's ATM access products under Parent's brand name for a period of three years. The Company's sales to Parent pursuant to the OEM Agreement were approximately $1.8 million, or 3.5% of the Company's total revenue, for fiscal 1997, and approximately $1.7 million, or 9.1% of the Company's total revenue, for the quarter ended March 31, 1998.

     During January, February and March 1998, the Company discussed with BT Alex. Brown strategic alternatives available to the Company, including potential acquisitions by the Company, as well as potential partners or acquirors of the Company. During this time, the Company engaged BT Alex. Brown to initiate discussions with various companies which, in the view of BT Alex. Brown and management, could have had a potential interest in a strategic relationship with the Company. BT Alex. Brown contacted these companies to inquire whether they were interested in discussing a strategic relationship. None of the companies contacted expressed an interest in pursuing a strategic or other relationship with the Company, including any potential interest in acquiring the Company.

     On February 20, 1998, the Company's President and Chief Operating Officer, Harry J. Carr, met with the President of Parent's Data Networking Systems business unit, William T. O'Shea, to discuss possibilities for broadening their business relationship under the OEM Agreement.

     On March 23, 1998, Mr. O'Shea called Mr. Carr to express Parent's interest in broadening its relationship with the Company, up to and including the possibility of an equity investment, and proposed a meeting to discuss all possibilities. On March 31, 1998, Mr. O'Shea met with Mr. Carr and expressed Parent's interest in pursuing an acquisition. He suggested that they schedule additional meetings to obtain additional information about the Company and discuss its strategic plans.

     On April 2, 1998, Parent and the Company entered into a confidentiality agreement to govern the exchange of nonpublic information between them.

     On April 4, the Company's Board of Directors met to consider whether management should pursue discussions with Parent regarding the sale of the Company. The Board of Directors authorized management and the Company's advisors to hold discussions with Parent regarding a possible transaction. At this meeting, BT Alex. Brown reported to the Board of Directors regarding its contacts with other potential strategic partners/acquirors.

     On April 9, 1998, representatives of Parent and of the Company met to initiate the exchange of information and to discuss overall approaches to an acquisition.

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     On April 17, 1998, representatives of Parent called Mr. Carr to inform him that Parent was prepared to make an offer to the Company in connection with a proposed transaction.

     On April 20, 1998, representatives of Parent met again with representatives of the Company to discuss various proposed acquisition structures. Negotiations with respect to structure, price, the form of consideration and other material terms continued through the day. Following extensive negotiations, on April 21, 1998, Parent agreed to increase its offer from consideration valued at $34 per Share to $35 per Share in cash, subject to completion of due diligence, agreement on post-acquisition organizational structure, negotiation of a satisfactory Merger Agreement and other conditions.

     On April 21, 1998, the Board of Directors of the Company, at a regularly scheduled Board meeting, discussed Parent's offer and the status of discussions. At that meeting, BT Alex. Brown expressed its preliminary view with respect to the fairness to stockholders from a financial point of view of the $35 per Share cash price. The Board instructed management and the Company's advisors to continue to negotiate the terms of a merger agreement with Parent.

     From April 22, 1998, through April 24, 1998, Parent conducted additional due diligence. In addition, during this time period, additional negotiations occurred concerning the terms of the Merger Agreement and the other agreements contemplated thereby.

     On the afternoon of April 24, 1998, the Board of Directors of the Company met again to consider Parent's offer, to review the current terms of the Merger Agreement and the other agreements contemplated thereby and to consider open issues. BT Alex. Brown orally reported that, upon completion of the negotiations, it expected to be able to advise the Board that the proposed price of $35 per Share in cash was fair to the Company's stockholders from a financial point of view. Negotiations on the Merger Agreement and related documents continued through the morning of April 26.

     On April 26, 1998, the Board of Directors of the Company met to consider the final terms of the transaction. After a review and discussion of the terms of Parent's proposal, BT Alex. Brown made a presentation to the Board with respect to the Offer and the Merger and stated that BT Alex. Brown was of the opinion that the $35 per Share cash price to be paid in the Offer and the Merger was fair to the stockholders of the Company from a financial point of view. After further discussion, the Board of Directors approved the Offer, the Merger, the Merger Agreement and the Stockholders Agreement.

     On the morning of April 27, 1998, the Board of Directors of Parent approved the transaction, after which the Merger Agreement, the Stockholders Agreement and the employee retention agreements were executed and delivered and the transaction was publicly announced.

REASONS FOR THE RECOMMENDATION.

     In reaching its determination described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger, as well as the fact that shareholders would receive a cash payment with no financing condition;

          (ii) the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

          (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

          (iv) the current status of the ATM access market and the competitive advantage in the industry of large telecommunications companies, including Parent, with significant distribution capacity, installed infrastructure, compatible product and service offerings, and substantial financial resources;

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          (v) the current industry trend toward sector consolidation, and management's belief that the Company's core ATM access market will be controlled by large network equipment vendors in the near future, which are likely either to acquire the Company's competitors or to develop their own competitive technologies, and the assumption that this development would be extremely detrimental to the Company, due to its reliance on these companies as important distribution channel partners. In particular, the Board considered that, given the importance of this market to Parent, it was likely that, if the acquisition did not occur, Parent would acquire a major competitor of the Company in the future;

          (vi) the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

          (vii) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

          (viii) the fact that the $35 per Share to be paid in the Offer and as the consideration in the Merger represents: a premium of approximately 52.9% over the 90-day trailing average of $22.89 per Share and a premium of approximately 37.1% over the 30-day trailing average of $25.53 per Share; a premium of approximately 47.4% over the $23.75 closing sale price for the Shares on the Nasdaq National Market one month prior, on March 27, 1998; a premium of approximately 13.8% over the $30.75 closing sale price for the Shares on the Nasdaq National Market one week prior, on April 17, 1998; and a premium of approximately 11.1% over the $31.50 closing sale price for the Shares on the Nasdaq National Market on April 24, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement;

          (ix) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

          (x) that, in view of the prior efforts of the Company and BT Alex. Brown to find strategic partners and potential acquirors, it was highly unlikely that any other party would propose to enter into a more favorable transaction to the Company and its stockholders;

          (xi) the financial presentation of BT Alex. Brown made on April 26, 1998, the oral opinion of BT Alex. Brown delivered to the Board at the April 26, 1998 Board meeting, and the written opinion of BT Alex. Brown dated April 27, 1998, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $35 per Share to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of BT Alex. Brown, dated April 27, 1998, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A, and stockholders are urged to read such opinion of BT Alex. Brown in its entirety;

          (xii) the financial analysis of BT Alex. Brown which, among other things, compared various financial multiples and premia of the Offer to similar financial criteria for selected publicly traded companies and selected precedent transactions and concluded that such financial criteria of the Offer were generally above the mean and in several cases above the maximum of the range as compared to the selected publicly traded companies and selected precedent transactions; in addition BT Alex. Brown compared the value of the Offer to a discounted cash flow analysis, which indicated that the value of the Offer was at the high end of the range of the discounted cash flow analysis;

          (xiii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results,
     (b) progress of certain development projects and (c) the Company's stock price; and

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          (xiv) the terms of the Merger Agreement, including the parties'
     representations, warranties and covenants, and the conditions to their respective obligations, including the significant economic protection to the Company if the transaction is not consummated for reasons other than a breach or default by the Company.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

     The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Board believes that the loss of this opportunity was fully reflected in the Offer price of $35 per Share. The Board recognized that there can be no assurance as to the level of growth or profits to be attained by Company, if it remained independent, or by the Surviving Corporation in the future.

     It is expected that, if the Shares were not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF BT ALEX. BROWN IS FILED AS EXHIBIT (a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX
     A. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RESOLVED UNANIMOUSLY TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained BT Alex. Brown to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated February 20, 1998, as amended on March 6, 1998, between the Company and BT Alex. Brown, the Company, as compensation for such services, has agreed to pay BT Alex. Brown, upon any "sale of the Company" (defined as one or a series of related transactions, including, but not limited to, transactions of the type contemplated by the Merger Agreement), a transaction fee equal to
 .58% of the aggregate consideration received by the stockholders of the Company in the Offer and the Merger. The Company has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify BT Alex. Brown and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

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     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          1. The Company has granted stock options to, and sold stock upon exercise of stock options held by, employees and consultants under its stock plans.

          2. James Woolsey sold 24,000 Shares on March 20, 1998.

          3. Kwok Li sold 125,000 Shares on March 20, 1998 and 175,000 Shares on March 23, 1998.

          4. The Company purchased 13,512 shares in connection with cashless exercises of employee options over the past 60 days.

     (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange
Act) pursuant to the Offer. Certain executive officers, directors and shareholders entered into the Stockholders Agreement with Parent and the Purchaser to tender their Shares in connection with the execution of the Merger Agreement. These persons beneficially own approximately 57% (on a fully diluted basis) of the Shares of the Company.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Not Applicable

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase dated April 30, 1998 (incorporated by reference to Exhibit (a)(1) to Parent and the Purchaser's
         Tender Offer Statement on Schedule 14D-1 dated April 30,
         1998, as amended (the "Schedule 14D-1")).
(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
         (a)(2) to the Schedule 14D-1).
(a)(3)   Press release issued by Parent on April 27, 1998
         (incorporated by reference to Exhibit (a)(8) to the Schedule
         14D-1).
(a)(4)(1) Opinion of BT Alex. Brown Incorporated dated April 27,
         1998.*
(a)(5)   Letter to Stockholders dated April 30, 1998 from Jeong H.
         Kim, Chairman of the Board of Directors and Chief Executive
         Officer of the Company.*
(c)(1) Agreement and Plan of Merger, dated as of April 27, 1998, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
(c)(2) Stockholders Agreement, dated as of April 27, 1998, among the Purchaser, Parent and certain principal stockholders of the Company (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
(c)(3)   Retention Agreement, dated April 27, 1998, among Parent,
         Purchaser, the Company, The Bank of New York and Jeong H.
         Kim (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).
(c)(4)   Retention Agreement, dated April 27, 1998, among Parent,
         Purchaser, the Company, The Bank of New York and Kwok L. Li
         (incorporated by reference to Exhibit (c)(4) to the Schedule
         14D-1).
(c)(5)   Retention Agreement, dated April 27, 1998, among Parent,
         Purchaser, the Company and Harry J. Carr (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-9).
(c)(6)   Retention Agreement, dated April 27, 1998, among Parent,
         Purchaser, the Company and Barton Y. Shigemura (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-9).
(c)(7)(2) Certificate of Incorporation of the Company.
(c)(8)(3) Amended and Restated Bylaws of the Company.

---------------
* Included in copies mailed to stockholders.
(1) Attached hereto as Annex A.
(2) Incorporated by reference to an exhibit of the Registration Statement on Form S-1 (Registration No. 333-15759), filed on November 7, 1996, as amended.
(3) Incorporated by reference to an exhibit of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          YURIE SYSTEMS, INC.

                                          By:       /s/ HARRY J. CARR

                                            ------------------------------------
                                            Harry J. Carr
                                            President and Chief Operating
                                              Officer

Dated: April 30, 1998

                                    ANNEX A
                    [BT Alex. Brown Incorporated Letterhead]

                                 April 27, 1998

Yurie Systems, Inc.
8301 Professional Place
Landover, Maryland 20785

Dear Sirs:

     Yurie Systems, Inc. (the "Company"), Lucent Technologies Inc. ("Parent") and Reindeer Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), have entered into the Agreement and Plan of Merger dated as of April 27, 1998 (the "Agreement"). Pursuant to the Agreement, Parent proposes to cause Sub to make a tender offer (the "Offer") to purchase all the outstanding shares of common stock, par value $.01 per share, of the Company at a purchase price of $35.00 per share, net to the seller in cash (the "Cash Consideration"). Thereafter, Sub shall be merged with and into the Company and the Company shall continue as the surviving corporation as a subsidiary of Parent (the "Merger"). In the Merger, shareholders of the Company will receive the Cash Consideration. You have requested our opinion as to whether the Cash Consideration is fair, from a financial point of view, to the Company's stockholders.

     BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Offer. We have also served as the lead-managing underwriter in the Company's February 5, 1997 initial public offering. BT Alex. Brown maintains a market in the common stock of the Company and regularly publishes research reports regarding the technology industry and the businesses and securities of the Company, Parent and other publicly owned companies in the technology industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of both the Company and the Parent for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Parent.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Parent and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of the Company, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company, we have assumed that such information reflects the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company and Parent, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of the Company and do not constitute a recommendation to the Company's stockholders as to whether they should tender their shares in the Offer. In addition, while we have reviewed certain agreements entered into by Parent and principal shareholders of the Company, we are not expressing an opinion regarding the fairness of these agreements to such principal shareholders. We hereby consent, however, to the inclusion of this opinion as an exhibit to the solicitation/recommendation statement and the proxy statement distributed in connection with the Offer and the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Cash Consideration is fair, from a financial point of view, to the Company's stockholders.

                                          Very truly yours,

                                          BT ALEX. BROWN INCORPORATED

                                       A-2